DANIEL J. WINNIKE	May 11, 2018	Email DWINNIKE@FENWICK.COM Direct Dial (650) 335-7657

Via EDGAR AND OVERNIGHT DELIVERY
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tiffany Piland Posil, Special Counsel
Bryan Hough, Staff Attorney

Re:	Natus Medical Incorporated
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 4, 2018
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2018
File No. 000-33001
Dear Ms. Piland Posil:
On behalf of Natus Medical Incorporated (the “Company,” and “we”), we are concurrently submitting Amendment No. 2 (the “Amended Preliminary Proxy Statement”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2018, as amended by Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on May 4, 2018 (the “Preliminary Proxy Statement”). A copy of this letter is being transmitted via overnight courier with two copies of the Amended Preliminary Proxy Statement in paper format, marked to show changes from the Preliminary Proxy Statement.
The Company is also filing the Revised Proxy Statement in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 9, 2018 (the “Comment Letter”). In this letter, we respond to the Comment Letter on behalf of the Company. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the Company’s responses correspond to the page numbers of the Revised Proxy Statement.
The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
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U.S. Securities and Exchange Commission
Division of Corporation Finance
May 11, 2018

General

1.
The Voce bylaw proposal is described as a proposal to “repeal certain provisions or amendments to the amended and restated by-laws of the company adopted without stockholder approval after March 22, 2018 and up to and including the date of the Annual Meeting.” We understand that the proposal submitted by Voce is to repeal provisions or amendments adopted without stockholder approval after March 22, 2012. Please revise throughout the proxy statement to accurately describe the Voce bylaw proposal or explain the discrepancy.

In response to the Staff’s comment, we have made changes to reflect the proper March 22, 2012 date throughout the Amended Preliminary Proxy Statement and on the proxy card accordingly.

2.
Disclosure on page 8 indicates that Voce also provided notice of a director removal proposal and a director replacement proposal. Please disclose why these proposals are not included in the company’s proxy materials and explain what is required for Voce to properly introduce these proposals at the meeting.

In response to the Staff’s comment, we have added disclosure to the Amended Preliminary Proxy Statement on page 1.

Notice of 2018 Annual Meeting of Stockholders

3.
Disclosure states that “[i]f your shares are held in street name by a broker, trustee or other nominee and you do not instruct this nominee how to vote your shares, your shares will not be voted on any matter other than approval of the appointment of our independent accountants.” It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language suggesting that brokers may vote on the approval of the appointment of your independent accountants, or advise.

In response to the Staff’s comment, we have deleted the language in the Amended Preliminary Proxy Statement.

Questions and Answers About the Proxy Materials and the Annual Meeting
Who will bear the cost of soliciting votes for the Annual Meeting?, page 5

4.
Please state the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A. Please also tell us your basis for excluding costs related to any litigation in connection with the Annual Meeting. Refer to Instruction 1 to Item 4(b) of Schedule 14A.

In response to the Staff’s comment, we have revised the disclosure to the Amended Preliminary Proxy Statement on page 6.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 11, 2018

Background of the Solicitation, page 7

5.
You state that from time to time, representatives of the Company met with representatives of Voce, at investor conferences and at the 2015 annual meeting of stockholders. Please expand your disclosure to discuss any material meetings or conversations you had with Voce that led to the contested election.

We supplementally advise the Staff that the Company is not aware, and does not believe, that any of the meetings referred to in the first paragraph of the Background of the Solicitation led to the contested election.
Proposal No. 1 Election of Directors, page 10

6.	Please provide the information required by Item 407(c)(2)(vii) of Regulation S-K with respect to Mr. Weiss.

In response to the Staff’s comment, we have added disclosure to the Amended Preliminary Proxy Statement on page 11.

Appendix A

Supplemental Information Regarding Participants, page 37

7.	Please provide the information required by Item 5(b)(1)(viii) and Item 5(b)(1)(xii) of Schedule 14A.

We have revised the Amended Preliminary Proxy Statement to provide the required information on page 38 of the Amended Preliminary Proxy Statement.

Form of Proxy Card

8.
Please revise to provide a means for security holders to withhold authority to vote for each nominee in lieu of the option to abstain. See Rule 14a-4(b)(2). Please similarly revise disclosure in the proxy statement regarding the voting options for the election of directors.

In response to the Staff’s comment, we have revised the Amended Preliminary Proxy Statement and the proxy card. Please see page 3 of the Amended Preliminary Proxy Statement and the updated proxy card.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
May 11, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7657 or, in my absence, William L. Hughes at (415) 875-2479.

Sincerely,
/s/ Daniel J. Winnike
Daniel J. Winnike
cc:    Via E-mail
James B. Hawkins
William Hill, Esq.
Daniel J. Winnike, Esq.
William L. Hughes, Esq.
Bomi Lee, Esq.